Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee(3)
Common Stock, par value $0.10 per share	24,041,352 (1)	N/A	$450,731,085 (2)	$41,782.77

(1)

The number of shares of common stock, par value $0.10 per share, of Schweitzer-Mauduit International, Inc. (“SWM” and such shares, the “SWM common stock”) being registered is based upon an estimate of (x) the maximum number of shares of common stock, par value $0.01 per share, of Neenah, Inc. (“Neenah” and such shares, the “Neenah common stock”) outstanding as of April 29, 2022 or issuable or expected to be exchanged in connection with the merger of Neenah with and into a subsidiary of SWM, including shares of SWM common stock that may be issuable in respect of outstanding Neenah equity awards, collectively equal to 17,703,499, multiplied by (y) the exchange ratio of 1.358 shares of SWM common stock for each share of Neenah common stock.

(2)

Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended and calculated in accordance with Rules 457(c), 457(f)(1) and 457(i) promulgated thereunder. The aggregate offering price is (x) the average of the high and low prices of Neenah common stock as reported on the New York Stock Exchange on April 28, 2022 ($25.46) multiplied by (y) the maximum number of shares of Neenah common stock to be exchanged in the merger (17,703,499).

(3)	Calculated by multiplying the estimated aggregate offering price of securities to be registered by 0.0000927.